Confidential Treatment
Requested by JPMorgan Chase & Co.

February 20, 2013

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     JPMorgan Chase & Co.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 10, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed November 8, 2012
Response dated December 3, 2012
File No. 001-05805

Dear Ms. Hayes:

We are in receipt of the letter dated February 15, 2013 to Marianne Lake, Executive Vice President and Chief Financial Officer of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.

Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Pursuant to the provisions of 17 C.F.R. §200.83, we have separately submitted a copy of this letter containing the redacted portions of this letter with the Staff and have requested confidential treatment for the redacted portions of this letter.

To assist in your review of our responses to the comments set forth in the Staff's letter, we have set forth below in full the comments contained in the letter, together with our responses.

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Form 10-Q for Fiscal Quarter Ended March 31, 2012
Notes to Consolidated Financial Statements, page 90
Note 3 – Fair Value Measurement, page 91

1.     We note your response to prior comment 4 of our letter dated November 7, 2012. Please tell us whether as of March 31, 2012 any positions in the Chief Investment Office (CIO) synthetic credit portfolio were found to have been valued at an amount that was outside of the bid-offer spread, and if so, quantify the amount that was outside of the spread. Please also tell us whether you performed a similar analysis as of December 31, 2011 or earlier periods, and if so quantify the amount that was outside of the spread. Lastly, tell us whether you performed any procedures to evaluate the sensitivity of the pricing variance thresholds utilized by CIO Valuation Control Group (VCG) as of December 31, 2011 and whether, as a result of these procedures, you believe that the front office marks could have been outside of the bid-ask spread but still within the acceptable VCG range such that the fair value of the CIO synthetic portfolio could have been materially misstated.
[Redacted]
2.     We note your responses to prior comments 11, 13, and 21 from our letter dated July 25, 2012 where you discuss, in part, the liquidity of the CIO synthetic credit portfolio, the valuation process for those instruments, and the fact that they are all classified as Level 2 instruments in the fair value hierarchy. Please respond to the following:

•Tell us the percentages of on-the-run and off-the-run synthetic credit instruments that were priced based on or validated with observable pricing sources as of December 31, 2011, March 31, 2012, and December 31, 2012.
For each of the positions held in the CIO synthetic credit portfolio (including the positions transferred from CIO to the Firm's Corporate and Investment Bank ("CIB") on July 2, 2012), consensus pricing information was available from Markit or Totem as of December 31, 2011, March 31, 2012, and December 31, 2012.
[Redacted]
•Please identify and quantify the extent of the sources used (such as Markit and Totem noted in response to prior comment 13), and explain in further detail how each source functioned with respect to these instruments. As part of your response, please provide an indication of the volume of transactions that these pricing sources were able to look to in order to develop a price for these instruments.
Markit and Totem provide consensus mid-market price information for index credit derivatives and tranche index credit derivatives, respectively (in addition to other products), using submissions from major dealers. While the Firm understands that the exact procedures used may

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vary somewhat by product, for the positions in the synthetic credit portfolio, the Firm understands that Markit and Totem collect estimates of a mid-market price from major dealers, and first "clean" the data submissions by removing any submissions that appear to be outliers. Then, certain high and low submissions (depending on the product and number of submissions) are ignored and the average of the remaining submissions is reported as the "consensus" mid-market estimate. Consistent with most other market quotation processes, the dealer submission is not documented as an "executable" quotation, but represents a good-faith estimate by that dealer of the current mid-market price or spread, based on all of the market information available to that dealer, including the dealer's own transaction data. [Redacted]
Appendix A provides an indication of the volume of transactions that market participants were able to look to in order to develop a price for these instruments. [Redacted]
•Discuss whether there were any changes in the level of the validating information available at June 30, 2012 or September 30, 2012.
The level of information available from Markit, Totem, and ICE (i.e. the number of data submissions and general process used) at June 30, 2012 and September 30, 2012 was generally consistent with prior periods.
•Tell us whether any CIO synthetic credit portfolio positions were priced using non-binding quotes, and if so, quantify the value of those positions at each respective balance sheet date as noted above. As part of your response, please tell us the corroborating information you considered in concluding that these positions fell within Level 2 of the fair value hierarchy, and confirm whether such corroborating evidence was available for all these positions.
The information from Markit and Totem available to validate positions in the synthetic credit portfolio is based on non-binding quotes, which is consistent with most other dealer quotes available in the market. A portion of the index swaps in the portfolio are cleared through ICE. The values used by ICE for collateral posting are derived from executable quotations submitted by each participating dealer. [Redacted]
The Firm's conclusion that these positions fell within Level 2 of the fair value hierarchy was based on the following factors, which were true/available for each of the positions in the synthetic credit portfolio, except as noted below:

•
there were a substantial number of contributors to Markit and Totem. A substantial number of contributors generally indicates a higher number of dealers participating in the market for those positions and therefore a higher degree of confidence regarding the market consensus price.

•	the positions were market-standard transactions, rather than bespoke or individually negotiated transactions. Market standard transactions have multiple market-makers (i.e.,

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dealers that stand ready to buy and sell positions), as opposed to bespoke transactions, which are individually negotiated by two counterparties and are therefore less likely to be traded by multiple dealers.

•
market transactions were occurring in the market with at least some regularity. Due to this market flow, dealer price observations are informed by actual market activity, rather than based solely on hypothetical modeled values. [Redacted]

Note 24 – Business Segments, page 163

3.     We note your response to prior comment 19 of our letter dated July 25, 2012. In your response you state that any difference between a reporting unit’s net assets (considering its identified/attributed assets and liabilities) and its allocated equity represents an intercompany funding asset and/or liability. Please quantify and describe the significant assets and liabilities that are recorded in your Corporate/Private equity segment and tell us in more detail how you considered the guidance in ASC 350-20-35-7 in determining that you were not required to specifically allocate those assets and liabilities to your reporting units.
The Firm's Corporate/Private Equity segment comprises Private Equity (which is a separate reporting unit for goodwill impairment testing purposes), Treasury, CIO, and Other Corporate, which includes corporate staff units and expense that are centrally managed.
The Firm's reporting units include assets and liabilities that meet two conditions: 1) the assets are employed in and liabilities relate to the operations of those reporting units, and 2) the assets and liabilities are considered in determining the fair value of the reporting unit. In other cases, corporate-level assets and liabilities that relate to several or all of the reporting units are not assigned to specific reporting units; however, the use of these assets and liabilities by reporting units are reflected, where appropriate, in intercompany charges to the Firm's reporting units. These intercompany charges are considered in the future cash flows used to determine the fair value of the Firm's reporting units.
In addition to the intercompany funding liabilities and assets (which for the Corporate segment were a net intercompany liability of approximately $260 billion at December 31, 2012), the most significant assets and liabilities on the Firm's consolidated balance sheet recorded in the Corporate segment (and not in a separate reporting unit for goodwill impairment testing purposes) were as follows as of December 31, 2012 (in billions):

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Item	Purpose	Balance
Assets:
Investment Securities	Investments to achieve asset-liability management objectives	$385
Cash & Cash Equivalents	Liquidity management	130
Fed funds sold and securities borrowed	Liquidity management	115
BOLI/COLI Investments	Investments made by the Firm to help offset future post-employment costs related to benefits that the Firm provides its employees.	17
Property, Plant and Equipment	General purpose corporate real estate assets	12
Deferred tax assets	Deferred tax benefits related to temporary differences and net operating losses/tax credit carryforwards	11
Miscellaneous Other Assets	Other receivables, investments and pre-paids	10

Liabilities:
Long-Term Debt / Preferred Stock	Financing for general corporate purposes	260
Short-Term Financing	Financing for general corporate purposes	85
Accrued / Other Liabilities	Liabilities not specifically allocated to the reporting units.	33
The Firm acknowledges that ASC 350-20-35-7 requires that deferred tax assets related to temporary differences be allocated to its reporting units for goodwill impairment testing purposes. The Firm has not historically documented this allocation to its reporting units in its goodwill impairment testing.
[Redacted]
For its goodwill impairment testing in future periods, the Firm will formally consider, in the fair value and carrying value of its reporting units, the allocation of the deferred tax assets related to temporary differences to its reporting units.
4.     Describe any reconciling procedures you perform to conclude that the establishment of intercompany funding assets and liabilities based on assumed terms (e.g., interest rates, maturities) is consistent with the terms of the actual assets and liabilities you held. Please tell us how you determine whether there are differences between the actual fair values of the assets and liabilities that are allocated from the Corporate/Private Equity segment and the fair values of those same assets and liabilities based on the assumed terms you included in your intercompany funding assets and liabilities.

The Firm's transfer pricing methodology seeks to fully allocate the Firm's cost of funding to the lines of business. Corporate Treasury seeks to achieve this objective in two steps:

•	First, each asset originated or acquired by a line of business is assessed a cost of funding, and each liability generated by a line of business receives a funding credit. The rates

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used for these are determined individually for each asset and liability based on the duration and characteristics of the asset or liability and reflect a cost of funds based on one-month libor (consistent with Treasury's asset-liability management objectives), converted/swapped to a fixed rate to reflect the duration of each asset or liability. These funding charges are determined on a daily basis (upon origination or acquisition of the asset or liability) using market observable rates.

•	Second, on a monthly basis, the additional costs of the Firm's funding (costs involved in issuing third party debt, including credit spreads) are allocated down to each line of business.

In addition, the Firm performs a monthly reconciliation of its third party funding costs against the results of its transfer pricing methodology in order to monitor any net residual amount and ensure that the allocations are recalibrated as necessary. By ensuring that the terms from the Firm's third party funding liabilities are reflected in the terms (in aggregate) of the Firm's intercompany funding, the Firm believes that the cash flows and fair values of those items are appropriately aligned, and that the line of business results reviewed by management incorporate the relevant cost of funding.

In addition to this funds transfer pricing methodology, the Firm seeks to charge each line of business for the use of corporate assets such as technology and real estate, as well as other corporate functions. These corporate assets and functions are generally allocated to each reporting unit based on the Firm's actual cost. The Firm's transfer pricing methodology is designed to ensure that the line of business results reflect the line of business' cost of operations assuming the line of business were a standalone entity, reflecting the costs of real estate and other corporate level resources used by that line of business. Therefore, the Firm believes that the cost of such using such assets or resources are already appropriately considered in the determination of fair value of each reporting unit in step 1 of the Firm's goodwill impairment testing process.

The fair values of the assets and liabilities of a reporting unit would need to be estimated if the Firm were to proceed to step 2 of the goodwill impairment test. The fair value of the intercompany funding would be estimated by comparing its contractual rates and terms to then-current market rates and terms. Because the rates and terms of the intercompany funding are aligned with the Firm's third party funding liabilities as described above, the Firm believes that their fair values would move in tandem. Further, as described above, the use of other corporate assets by the lines of business is already adequately reflected in the cash flows of the lines of business used to estimate the fair value of the lines of business and the Firm has not experienced a situation where there has been a material decline in fair value of a corporate-level asset that was relevant to a step 2 test performed by the Firm.

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Form 10-Q for Fiscal Quarter Ended September 30, 2012
Market Risk Management – Value-at-risk, page 96

5.     We note your disclosure on page 98 that during the third quarter of 2012 you applied a new Value at Risk (“VaR”) model to calculate VaR for the synthetic credit portfolio, and that this new model resulted in a reduction in average total VaR of $36 million for the three months ended September 30, 2012. Please revise your disclosure in future filings to explain how the new model differs from your previous model, including a discussion of any changes made to key model characteristics, assumptions and parameters. Please also explain to us how the new model was validated.

The Firm will include the following disclosure in the Market Risk section of the Firm's 2012 Form 10-K:
During the third quarter of 2012, the Firm applied a new VaR model to calculate VaR for the synthetic credit portfolio. (This model change went through the Firm's review and approval process by the Model Review Group prior to implementation of this model into the operating environment. For further information, see the Model risk on pages ##-## of this Annual Report.)
For the six months ended December 31, 2012, this new VaR model resulted in a reduction to average fixed income VaR of $19 million, average total CIB trading and credit portfolio VaR of $18 million, average CIO VaR of $9 million, and average total VaR of $22 million. Prior period VaR results have not been recalculated using the new model. The new model uses data that references actual underlying indices, rather than being constructed through single name and index basis, which the Firm believes is a more direct representation of the risks that were in the portfolio. As a result, the Firm believes the new model, which was applied to both the portion of the synthetic credit portfolio held by CIB, as well as the portion that was retained by CIO, during the last six months of 2012 more appropriately captured the risks of the portfolio.

[Redacted]

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This is to acknowledge that (i) the Firm is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Firm may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or request any further information, please do not hesitate to contact me.

Yours Sincerely,

/s/ Marianne Lake
Marianne Lake
Chief Financial Officer

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Appendix A

[Redacted]